NEWS RELEASE

BRASCAN STRENGTHENS FOCUS ON ASSET MANAGEMENT

Proposes to Change Name to Brookfield Asset Management Inc.

Announces Issuer Bid of US$500 million

Toronto, September 15, 2005 - Brascan Corporation (NYSE/TSX: BNN) today announced plans to change its name to Brookfield Asset Management Inc. and to repurchase common shares under an Issuer Bid.

Name Change

The name change is another step in the company’s evolution to a specialist asset manager and is being proposed with the following strategic objectives in mind:

•	To build the asset management franchise under a common banner with one unified name across all of the company’s operations;

•	To enable the company to mount a focused branding effort to benefit all of the company’s operations.

The rebranding of the company under one unified name should assist in the expansion of its asset management activities, with a particular focus on property, power and infrastructure investments. This follows on the recent completion of the company’s resource disposition plans.

A circular will be mailed shortly to shareholders to seek their approval to change the name of Brascan Corporation to Brookfield Asset Management Inc. Following approval of the name change, the company’s share symbol will be changed to BAM (NYSE/TSX).

Bruce Flatt, President and CEO of Brascan, commented that “a focused approach to marketing our brand under one unified name should benefit all of our operations in the years ahead.”

Issuer Bid

Brascan also announced that it will seek to repurchase approximately $500 million of its common shares at a price of US$41.00 per share by way of an issuer bid offer. The bid will be funded from cash resources and will be offered to all shareholders. Details will be fully described in a circular which will be mailed to shareholders shortly.

Bruce Flatt, stated that, “we believe our shares are an excellent investment at this time. The repurchase will immediately add to both intrinsic value and cash flows per share.”

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Brascan Corporation (to be renamed Brookfield Asset Management Inc.) is a specialist asset manager. Focused on property, power and infrastructure assets, the company has approximately $40 billion of assets under management, including 70 premier office properties and 130 power generating plants. Brascan is co-listed on the New York and Toronto Stock Exchanges.

For more information, please visit our web site at www.brascancorp.com or contact:

Katherine C. Vyse
Senior Vice-President
Investor Relations and Communications
Tel: 416-369-8246  e-mail: kvyse@brascancorp.com

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of Brascan’s common shares. The issuer bid will only be made pursuant to the Offer to Purchase and related materials that Brascan will send to its shareholders shortly. Shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the offer. Shareholders may also obtain copies of the Offer to Purchase and related materials, without charge, upon request to the Company by mail at Suite 300, 181 Bay Street, BCE Place, Box 762, Toronto, Ontario, M5J 2T3, by telephone at 416-363-9491, by facsimile at 416-363-2856, or by e-mail at enquiries@brascancorp.com. We urge shareholders to carefully read those materials prior to making any decisions with respect to the offer.

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the Company’s Annual Reports and Brascan’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.